Electronic Articles of Incorporation
For

AMERICAN STORIES ENTERTAINMENT INC.

P20000098251
FILED
December 16, 2020
Sec. Of State
tburch

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:
AMERICAN STORIES ENTERTAINMENT INC.

Article II

The principal place of business address:
1449 WETHERINGTON WAY
PALM HARBOR, FL. US 34683

The mailing address of the corporation is:
1449 WETHERINGTON WAY
PALM HARBOR, FL. US 34683

Article III

The purpose for which this corporation is organized is:
ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:
10000000

Article V

The name and Florida street address of the registered agent is:
LINDA BATDORF
1940 RAINBOW DR
100
CLEARWATER, FL. 33765

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: LINDA BATDORF

P20000098251
FILED
December 16, 2020
Sec. Of State
tburch

Article VI

The name and address of the incorporator is:

VANESSA CALHOUN
2804 GATEWAY OAKS DR
100
SACRAMENTO, CA 95833

Electronic Signature of Incorporator: VANESSA CALHOUN

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: DIR
LINDA BATDORF
1449 WETHERINGTON WAY
PALM HARBOR, FL. 34683 US

Title: DIR
ROBERT CEFAIL
1449 WETHERINGTON WAY
PALM HARBOR, FL. 34683 US

Article VIII

The effective date for this corporation shall be:

12/16/2020

Statement and Resignation by Written Consent of the Incorporator of American Stories Entertainment Inc.

The undersigned, being the sole incorporator of American Stories Entertainment Inc. (the "Corporation"), a corporation filed in the state of FL, adopts the following resolutions by written consent without a meeting, which shall be effective immediately upon the existence of the Corporation.

RESOLVED, that each person named below is appointed to serve as initial director of the Corporation until the first meeting of the shareholders or until his/her successors are elected and qualified to serve:

1 Linda Batdorf

2 Robert Cefail

RESOLVED, that this Written Consent shall be filed in the Corporation's minute book by the initial directors.

RESOLVED, that the undersigned resigns as incorporator of the Corporation and relinquishes any and all control of, authority over, or involvement with the Corporation—real or perceived—to the initial director/s of the Corporation, effective immediately upon the existence of the Corporation.

Signed and executed by the incorporator on 12/16/2020.

Vanessa Calhoun

Vanessa Calhoun, Incorporator